(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-08803

CUSIP NUMBER 576674105

For Period Ended: August 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before (on back page) Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MATERIAL SCIENCES CORPORATION
Full Name of Registrant

Not Applicable
Former Name if Applicable

2200 East Pratt Boulevard
Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 11, 2004, the registrant announced that it became aware of a possible accounting error in the amount of the fiscal 2004 year end charge that was taken with respect to the shutdown of its Middletown, Ohio coil coating facility. Preliminary information suggests that the impairment charge that was taken in the fourth quarter of fiscal 2004 may have been overstated by up to approximately $1 million. The registrant is currently reviewing this issue. If an adjustment is made it could result in an increase in fiscal 2004 earnings and an increase in the registrant’s fiscal 2004 year end and fiscal 2005 property, plant and equipment. No cash flow impact is expected.

The resolution of this issue is relevant to the completion of the financial statements and the disclosures to be included in the registrant’s Form 10-Q for the quarterly period ended August 31, 2004 and, accordingly, the registrant is delaying the filing of its Form 10-Q.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey J. Siemers	(847)	439-8270
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the discussion of the Company’s results of operations in the press release dated October 8, 2004 (filed on Form 8 K on October 8, 2004).

Material Sciences Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 12, 2004	By	/s/ Jeffrey J. Siemers
Jeffrey J. Siemers, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).